Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

3 June 2013

KNM files claim for damages

Mission NewEnergy Limited (ASX:MBT) today announces that KNM Group Berhad and one of its subsidiaries, KNM Process Systems Sdn Bhd (jointly “KNM”) has filed a claim in the Malaysian high court for damages against Mission, its subsidiary Mission Biofuels Sdn Bhd (MBSB) and the directors of MBSB. KNM is claiming damages due to MBSB having served a winding up order on KNM Process Systems Sdn Bhd as announced to the market on 22 April 2013.

While no value has been indicated in the statement of claim, KNM has claimed that the winding up petition caused the credit rating of KNM’s bonds to be downgraded, that ongoing loan applications have been withheld or rejected, that it has been threatened with expulsion from ongoing consortium bids. KNM also claimed that its share price, earnings and profits will be adversely affected.

Mission’s solicitors have advised that KNM’s claim is highly unlikely to succeed. Mission will take all necessary steps to oppose and set aside the said writ.

- Announcement Ends -

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Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com